SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LIFE QUOTES, INC.

(Name of Subject Company (Issuer))

LQ ACQUISITION INC.

(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.003 PER SHARE

(Title of Class of Securities)

45807N109

(CUSIP Number of Class of Securities)

Robert S. Bland

LQ Acquisition Inc.

c/o Life Quotes, Inc.

Suite 102

8205 S. Cass Avenue

Darien, IL 60561

1-800-556-9393 extension 295

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Gaspare G. Ruggirello, Esq.

Derico & Associates, P.C.

77 W. Washington Street

Suite 500

Chicago, IL 60025

(312) 263-8625

CALCULATION OF FILING FEE

Transaction Valuation(1):	Amount of Filing Fee(2):
$18,638,584	$1,328.93

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $4.00 (i.e., the tender offer price) and (ii) 4,659,646, the estimated maximum number of shares of common stock, par value $0.003 per share, of Life Quotes, Inc. Such number of Shares represents the 6,767,691 Shares outstanding as of June 1, 2010, less the 2,108,045 Shares already beneficially owned by LQ Acquisition Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable
Filing Party:	Not applicable
Form or registration no.:	Not applicable
Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1	through 9, and Item 11.

This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) relates to the offer by LQ Acquisition Inc., an Illinois corporation wholly-owned by Robert S. Bland, to purchase all of the issued and outstanding shares of common stock, par value $0.003 per share (the “Shares”), of Life Quotes, Inc. not owned by LQ Acquisition Inc., at a purchase price of $4.00 per Share, net to the holder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein.

Item 10.	Financial Statements.

(a) Not material.

(b) Not material.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 10, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010.

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

Item 13.	Information Required By Schedule 13e-3.

Item 13.	Financial Statements.

(a)	Financial Information Required by Item 1010(a) of Regulation M-A:

(1)	The audited consolidated financial statements of Life Quotes, Inc.(“LQ”) as of and for the fiscal years ended December 31, 2008 and 2009 are incorporated herein by reference to Item 8 to LQ’s annual report on Form 10-K for the year ended December 31, 2009, as amended by Form 10-K/A.

(2)	The unaudited consolidated financial statements of LQ as of and for the fiscal quarters ended March 31, 2009 and 2010 are incorporated herein by reference to Item 1 to LQ’s quarterly report on Form 10-Q for the quarter ended March 31, 2010.

(4)	The book value per share as of March 31, 2010 was $4.41.

(b)	Financial Information Required by Item 1010(b) of Regulation M-A:

Pro forma financial information for LQ is not material to the Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SCHEDULE TO AND SCHEDULE 13E-3

LQ ACQUISITION INC.,

/S/ ROBERT S. BLAND
Robert S. Bland

Date: June 10, 2010

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated June 10, 2010.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(F)	LQ Acquisition Inc. press release, dated June 10, 2010.

(a)(1)(G)	Letter to Board of Directors of Life Quotes, Inc., dated May 25, 2010.

(a)(1)(H)	Letter to Board of Directors of Life Quotes, Inc., dated May 27, 2010.

(b)(1)	Note dated June 7, 2010 by and between LQ Acquisition, Inc. and Life Quotes, Inc.

(c)(1)	Presentation of Raymond James to the Special Committee of LQ presented on June 4, 2010.

(c)(2)	Fairness Opinion provided by Raymond James to the Special Committee on June 4, 2010.

(d)(1)	Share Tender Agreement dated as of June 7, 2010 by and between LQ Acquisition, Inc. and William V. Thoms.

(d)(2)	Share Tender Agreement dated as of June 4, 2010 by and between LQ Acquisition, Inc. and Zions Bancorporation.

(e)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

5